File No. 82-4861

(Excerpt translation)

Securities code: 6875
June 3, 2008

To the Shareholders:

NOTICE OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 18th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you do not expect to be present at the meeting, voting rights can be exercised in writing. Hence, please go over the Reference Document for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions no later than 6:30 p.m. on June 24 (Tuesday), 2008 (Japan time), which is the day immediately preceding the date of this Ordinary General Meeting of Shareholders.

Yours very truly,

Shigeki Matsuoka
President and Representative Director
MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

dly 7/29

Description

1. Date and hour:

June 25 (Wednesday), 2008, 10:00 a.m.

2. Place:

Osaka Science & Technology Center, 8F Large Hall
8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

Matters to be reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 18th fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the financial statements for the 18th fiscal year (from April 1, 2007 to March 31, 2008)

Matters to be resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

Proposition No. 2: Election of seven Directors

Proposition No. 3: Election of one Statutory Auditor

- - - - -

(Provided document)

BUSINESS REPORT

(April 1, 2007 to March 31, 2008)

1. Current state of the MegaChips Group (the "Group")

(1) Business activities for the fiscal year under review

(i) Developments and results of business activities:

The Japanese economy during the fiscal year under review registered tones of slow expansion as solid growth in corporate earnings drove capital investment to increase and improved employment. However, due to the issue of subprime loans and a sharp rise in crude oil prices in the second half of the fiscal year under review, corporate earnings and capital investment have developed a tendency to decelerate and the future outlook for the economy has become uncertain.

In our electronic machinery and equipment industry, the market for some consumer electronic equipment, including digital TV and digital cameras, and electronic devices expanded. However, the market for the industry in general remained almost in the same level as the previous fiscal year as the market for electronic equipment for industrial use remained stagnant.

Under these circumstances, the Group focused its efforts on developing and selling customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and system products.

Specifically, with the digitalization of images, sounds, music and other media, the enhancement of performance of LSIs by advanced semiconductor technology and the upgrading of the infrastructures of telecommunications and broadcasting, such as broadband networks, high-speed cellular phone networks and digital broadcasting, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and sell high-end custom memories, system LSIs for high-performance digital cameras and system LSIs for terrestrial digital broadcasting, as well as develop and sell system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, net sales, ordinary profit and profit for the year amounted to ¥50,671 million (a 13.4% increase from the previous fiscal year), ¥3,304 million (a 15.2% increase) and ¥2,612 million (a 71.9% increase), respectively.

With regard to year-end dividends for the fiscal year under review, management intends to pay an ordinary dividend of ¥23 per share, as well as a special dividend of ¥9 per share, in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2008.

(a) Business performance by department of the Group:

- LSI business:

Consolidated net sales of customer-specific LSIs (ASIC) amounted to ¥43,041 million (a 19.6% increase from the previous fiscal year) as demand for LSIs for storing game software (custom memories) increased favorably. Consolidated net sales of application-specific LSIs (ASSP) amounted to ¥5,020 million (a 16.9% decrease from the previous fiscal year) as the Group reduced sales of unprofitable memory-applied products for Chinese and domestic markets while demand for LSIs for receiving one segment of a frequency band of terrestrial digital broadcasting increased steadily.

Consequently, consolidated net sales in the LSI business totaled ¥48,062 million (a 14.4% increase).

- System business

In the area of system products for recording digital images for use in the security and monitoring area, demand for customer-specific image monitoring systems remained strong. However, demand for existing products of the Company's own brand decreased and the launch of new system products was delayed. Consequently, consolidated net sales in the system business totaled ¥2,609 million (a 2.5% decrease from the previous fiscal year).

(b) Business performance of the Group by geographic segment:

- Japan

Sales of customer-specific LSIs (ASIC) increased favorably. Consequently, consolidated net sales totaled ¥50,462 million (a 16.3% increase from the previous fiscal year).

- Asia

In Asia, the Group reduced sales of unprofitable memory-applied products. Consequently, consolidated net sales totaled ¥209 million (an 83.9% decrease from the previous fiscal year).

(ii) Investment in plant and equipment:

During the fiscal year under review, capital investment was made principally in design development assistant equipment, which amounted to ¥145 million.

(iii) Financing:

The Group has entered into global credit facility (commitment line) agreements in the aggregate of ¥25,000 million with its four banks to efficiently raise working capital. The borrowings yet to be executed under the agreements as of the close of the fiscal year under review were ¥19,000 million. The borrowings from the financial institutions, including those from such banks, outstanding as of the close of the fiscal year under review were ¥8,000 million.

During the fiscal year under review, the Company did not raise funds by a capital increase or bond issue.

(iv) Acquisition and assumption of the rights and obligations with regard to the business of other corporations by merger or acquisition through divestiture:

The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

On April 1, 2004, the MegaChips Group shifted to the system of holding company through corporate separation, with the aim of creating a business environment under which each division of business could maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

Under the system of holding company, the group companies had sought to promote the selection and concentration and enhance efficiencies in their respective operations. As a result, the Group successfully established a basis for medium- and long-range growth and achieved its initial objective.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

(2) Property and income/loss for the most recent three fiscal years:

	15th April 1, 2004 - March 31, 2005	16th April 1, 2005 - March 31, 2006	17th April 1, 2006 - March 31, 2007	18th April 1, 2007 - March 31, 2008
Net sales (millions of yen)	30,122	30,721	44,696	50,671
Ordinary profit (millions of yen)	2,168	2,119	2,869	3,304
Profit for the year (millions of yen)	1,174	1,321	1,519	2,612
Profit for the year per share (yen)	44.73	50.95	61.34	105.60
Total assets (millions of yen)	20,597	23,986	32,342	35,329
Net assets (millions of yen)	16,262	16,833	19,693	21,436
Net assets per share (yen)	642.13	677.61	794.84	876.66

(Note) As from the 17th fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

(3) Major parent company and subsidiaries:

(i) Parent company:

Not applicable.

(ii) State of major subsidiaries:

Company	Capital	Ratio of voting rights of the Company	Main business
Shun Yin Investment Ltd.	NT$629,040 thousand	100.0%	Investment business
MegaChips (Hong Kong) Limited	HK$24,900 thousand	100.0%	Planning, development, manufacturing, sale of, and provision of support for, LSI products and system products in Asia

(iii) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with both of which the Company has contract manufacturing arrangements with regard to the supply of LSIs for use in computer game consoles.

(4) Future challenges:

With the development of LSI technologies, the penetration of digital technologies in broad areas and the prevalence of high-speed telecommunications infrastructures, an advanced information society is expected to arrive.

In response to such changes in the society, the Company and its group companies (the "Company") feel entrusted with the mission of "contributing to materializing people's security and safety, happy life and rich communication by providing unique products based on its high technologies to the world". The Company desires to contribute to creating an affluent future society in which people can feel happy, by providing products offering innovative, new values to the world, as well as unique products big business would not be able to produce, and utilizing its high technologies. In the area utilizing image, sound and communication technologies at which the Company excels, the Company aims to grow as a corporate entity that can offer system LSIs and electronic devices, including boards and modules, utilizing these system LSIs, as well as system products, in response to market and customer needs.

To materialize this vision, the Company will strengthen its business promotion functions and business management system to expand business. The management strategies of the respective business areas on a medium- and long-term range are described as follows:

(i) Customer specific business

The Company has an advantage in customer-specific business in which solutions are provided to specific customers. To reap such advantage, the Company intends to provide optimum solutions, covering LSIs to boards and modules to finished products, and also promote new customer development to strengthen and expand its business base.

With regard to customer-specific LSI (ASIC) business, the Company intends to continue expanding business as its core business by expanding the area of LSI products to be provided by the Company and providing boards and modules through integration of its LSI development capabilities and system development capabilities, in the field of entertainments centering on the existing game consoles.

With regard to customer-specific system business, the Company intends to develop a fuller line of system products specializing in the uses of customers, including monitoring uses in the security and monitoring area, among others, and cultivate new

customers to promptly improve profitability and expand business.

(ii) Specific use business

With regard to specific use business for providing products specialized in specific uses to its customers, the Company has engaged in developing and selling system LSIs (ASSP) used in mobile information devices, including 3G cellular phones, digital cameras, mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for cellular phones and other mobile information devices, and high definition-compatible AV (audio-visual) equipment, which are areas having potential for growth in the future, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies.

The Company regards those areas as business driving its growth on a medium- and long-term range and intends to cultivate the business of electronic devices, which is a new business to develop and sell board and modules with its system LSIs forming the core thereof, in addition to the development and sale of system LSIs and offer optimum solutions to meet customer needs, whereby further expanding business on a medium- and long-term range.

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing an affluent future society, the Company intends to actively focus on exerting its total power integrating its nurtured technological capabilities and development capabilities in LSI business and system business, as well as strengthening business management capabilities.

To be specific, to exert its total power by integrating its business development capabilities in LSI business and system business, the Company will abolish the company system and introduce a business headquarters system, under which a Consumer Specific Business Headquarters and a Specific Use Business Headquarters will be instituted. With the Consumer Specific Business Headquarters, responsible for providing solutions to specific customers to solve their problems, in which the Company has an advantage, the Company intends to strengthen the business base and expand business by cultivating new customers. With the Specific Use Business Headquarters, the Company intends to focus on expanding its system LSI business specialized in specific uses, as well as cultivating the new business of electronic devices, including boards and modules, utilizing such system LSIs to make it a business driving the Company's growth. Additionally, the Company will focus its efforts on strengthening its business management system, as well as the management of individual businesses, company-wide business administration and its management base.

Furthermore, to reduce business risks and accelerate business development in the specifically rapidly changing areas of electronic equipment and information and communications, the Company intends to enhance and develop human resources and aggressively take advantage of alliances to enhance its corporate value.

Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(5) Major businesses (as of March 31, 2008):

The Group, which is comprised of the Company (MegaChips Corporation) and its two subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs and system products.

Major businesses of the Group are as follows:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs
System Business	·Planning, development, manufacture and sale of system products

(6) Main business offices:

(Translation omitted)

(7) State of employees:

(Translation omitted)

(8) Principal lenders (as of March 31, 2008):

Lender	Balance of borrowings
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥2,693 million
Risona Bank, Limited	¥2,081 million
Nippon Life Insurance Company	¥2,000 million
Mitsubishi UFJ Trust and Banking Corporation	¥734 million
The Iyo Bank, Ltd.	¥489 million

2. Current state of the Company

(1) State of shares (as of March 31, 2008):

(i) Total number of issuable shares: 100,000,000 shares

(ii) Total number of issued shares: 24,904,517 shares

(Note) As a result of the cancellation of the shares of treasury stock made as of March 31,

2008, the total number of issued shares decreased by 1,034,700 shares.

(iii) Number of shareholders: 26,140 persons

(iv) Major shareholders:

Name	Equity participation in the Company	
	Number of shares held	Equity participation ratio
Shindo Corporation	2,479,421 shares	10.14%
Shigeki Matsuoka	1,708,000 shares	6.98%
Japan Trustee Services Bank, Ltd. (Trust account)	1,207,900 shares	4.94%
Akihiro Shindo	1,110,644 shares	4.54%
Ritsuko Shindo	828,000 shares	3.39%
The Master Trust Bank of Japan, Ltd. (Trust account)	776,400 shares	3.18%
Nippon Life Insurance Company (Special pension account)	584,100 shares	2.39%
Yoshimasa Hayashi	568,000 shares	2.32%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	541,700 shares	2.22%
Noriko Matsui	528,076 shares	2.16%

(Notes) 1. The equity participation ratio is calculated by excluding the shares of treasury stock (451,552 shares).

2. Top ten major shareholders, including the shareholder holding one-tenth or more of the total number of issued shares (excluding the shares of treasury stock), are listed above.

(v) Other important matters concerning shares:

(a) The Company, at the meeting of its Board of Directors held on February 4, 2008, determined to acquire and cancel its own shares pursuant to the provisions of its Articles of Incorporation to enhance capital efficiency and the per-share stock value, and acquired the shares as follows:

Shares of common stock: 334,700 shares
Aggregate acquisition prices: ¥499,987,400

(b) As the number of shares acquired in accordance with the resolution mentioned above was determined, the Company cancelled a total of 1,034,700 shares of treasury stock, including 700,000 shares of its treasury stock determined to be cancelled at the meeting of its Board of Directors held on February 4, 2008, as of

March 31, 2008 (cancellation of shares of treasury stock upon written agreement by all the Directors dated February 18, 2008).

(2) State of stock acquisition rights, etc. (as of March 31, 2008):

State of stock acquisition rights held by the officers:

Date of resolution on issuance		August 20, 2002 (Note 1)	March 10, 2005	February 6, 2006 and February 17, 2006
Number of stock acquisition rights:		19	1,720	60
Class and number of shares to be issued upon exercise of stock acquisition rights:		3,154 shares of common stock (166 shares per stock acquisition right)	172,000 shares of common stock (100 shares per stock acquisition right)	6,000 shares of common stock (100 shares per stock acquisition right)
Issue price of a stock acquisition right:		Free of charge	Free of charge	Free of charge
Paid-in amount upon exercise of a stock acquisition right:		¥5,946	¥1,276	¥2,586
Exercise period of the stock acquisition rights:		December 1, 2004 through September 30, 2009	September 1, 2006 through September 30, 2009	September 1, 2007 through September 30, 2010
Terms and conditions of exercise of stock acquisition rights:		(Note 2)	(Note 3)	(Note 4)
State of officers' holdings	Directors (excluding outside Directors)	Holders: 2 Number of rights: 10 Number of shares subject to the rights: 1,660 shares	Holders: 3 Number of rights: 1,700 Number of shares subject to the rights: 170,000 shares	Holders: 1 Number of rights: 60 Number of shares subject to the rights: 6,000 shares
	Outside Directors	Holders: 1 Number of rights: 5 Number of shares subject to the rights: 830 shares	Holders: 1 Number of rights: 20 Number of shares subject to the rights: 2,000 shares	-
	Statutory Auditors	Holders: 2 Number of rights: 4 Number of shares subject to the rights: 664 shares	-	-

(Notes) 1. The stock acquisition rights were transferred to the Company as of October 1, 2003 pursuant to the share exchange agreement with MegaChips System Solutions Inc. The Company merged MegaChips System Solutions Inc. as of April 1, 2007.

2. Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company, its parent company, subsidiaries and associated companies or in any similar office when he/she exercises the rights. Other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions adopted at the Ordinary General Meeting of Shareholders held on June 27, 2002 and at the meeting of its Board of Directors held on August 20, 2002. If any grantee of stock acquisition rights dies, his/her heir shall succeed to his/her rights.

3. Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights; provided, however, that he/she can exercise the rights if he/she leaves office upon expiration of the term of office as director or statutory auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason. Other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions adopted at the 14th Ordinary General Meeting of Shareholders and at the meeting of its Board of Directors held on March 10, 2005. If any grantee of stock acquisition rights dies, his/her heir shall succeed to his/her rights.

4. Any grantee of stock acquisition rights shall remain in office as director, statutory auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights; provided, however, that he/she can exercise the rights if he/she leaves office upon expiration of the term of office as director or statutory auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason. Other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions adopted at the 15th Ordinary General Meeting of Shareholders and at the meetings of its Board of Directors held on February 6, 2006 and February 17, 2006. If any grantee of stock acquisition rights dies, his/her heir shall succeed to his/her rights.

(3) State of the officers of the Company

(i) Directors and Statutory Auditors (as of March 31, 2008):

Title	Name
President and Representative Director	Shigeki Matsuoka
Vice President and Representative Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Masayuki Fujii
Director	Keizo Higuchi
Director	Hiroyuki Mizuno
Standing Statutory Auditor	Mitsuo Tsuji
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano
Statutory Auditor	Hisakazu Nakanishi

(ii) Total amount of remuneration, etc. paid to the Directors and Statutory Auditors:

	Number	Amount of payment (thousand yen)
Directors (Outside Director)	7 (1)	197,250 (19,200)
Statutory Auditors (Outside Statutory Auditors)	4 (3)	41,100 (28,500)
Total	11	238,350

(iii) Matters concerning outside officers:

	Outside Director	Outside Statutory Auditor		
	Hiroyuki Mizuno	Nozomu Ohara	Keiichi Kitano	Hisakazu Nakanishi
a. Executive directors, employees, etc. of other corporations and the relations between the Company and such corporations	-	-	(Note 1)	(Note 1)
b. Concurrent holding of offices of outside officers of other corporations	(Note 2)	(Note 2)	-	-
c. Relations of the third degree or less with executive director, employee, etc. of the Company and specified related enterprises	-	-	-	(Note 3)
d. Activities at meetings of the Board of Directors, etc. for the fiscal year under review	(Note 4)	(Note 4)	(Note 4)	(Note 4)
e. Outline of the content of the liability limitation agreement	(Note 5)	(Note 5)	(Note 5)	(Note 5)
f. Total amount of remuneration, etc. of outside officers	(Note 6)	(Note 6)	(Note 6)	(Note 6)
g. Amount of remuneration, etc. as officers dispatched from its subsidiaries	-	-	-	-
h. Opinions of the outside officers on items a. through g. above	-	-	-	-

(Notes) 1. Executive directors, employees, etc. of other corporations:

There are no special relations between the Company and such other corporations as set forth below.

Statutory Auditor Keiichi Kitano:	Director, Kabusiki Kaisha Toyono Keisan Center
Statutory Auditor Hisakazu Nakanishi:	President and Representative Director, Yawata Kosan Kabushiki Kaisha

2. Concurrent holding of offices of outside officers of other corporations:

Director Hiroyuki Mizuno:	Outside Director, KONAMI CORPORATION Outside Director, Innovation Engine Inc. Outside Director, 45 Corp.
Statutory Auditor Nozomu Ohara:	Outside Director, Kabushiki Kaisha Surutto KANSAI Outside Director, JSK Co., Ltd.

3. Outside Statutory Auditor Hisakazu Nakanishi is a brother-in-law of Chairman of the Company Masahiro Shindo.

4. Activities at meetings of the Board of Directors, etc. during the fiscal year under review:

Director Hiroyuki Mizuno:	Mr. Mizuno attended 14 (87.5%) of the 16 meetings of the Board of Directors held during the fiscal year under review. With regard to management and technologies, from an objective standpoint, independent of the executive Directors, he asked questions whenever necessary and actively expressed his opinions as to propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice.
Statutory Auditor Nozomu Ohara:	Mr. Ohara attended 13 (81.3%) of the 16 meetings of the Board of Directors held during the fiscal year under review. Principally from a professional standpoint as an attorney at law and chartered patent agent, he asked questions whenever necessary and actively expressed his opinions as to propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice. He attended 12 (92.3%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.
Statutory Auditor Keiichi Kitano:	Mr. Kitano attended 14 (87.5%) of the 16 meetings of the Board of Directors held during the fiscal year under review. Principally from a professional standpoint as a certified tax accountant, he asked questions whenever necessary and actively expressed his opinions as to propositions, transactions, etc. thereat to clarify the points of arguments and questions, and provided necessary advice. He attended 13 (100.0%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.

Statutory Auditor Hisakazu Nakanishi:	Mr. Nakanishi attended 13 (81.3%) of the 16 meetings of the Board of Directors held during the fiscal year under review. Based on his long experience in management of Matsushita Electric Works, Ltd., he asked questions whenever necessary and actively expressed his opinions. He attended 12 (92.3%) of the 13 meetings of the Board of Statutory Auditors held during the fiscal year under review. He expressed his opinions thereat whenever necessary, and exchanged opinions with regard to the results of audit and discussed important matters concerning audits.

5. Each outside officer and the Company have entered into a liability limitation agreement under which if he is liable for damages as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, he shall be so liable to the extent as provided for in laws or ordinances as long as he executes his duties in good faith and without gross negligence.

6. The total amount of remuneration, etc. payable to the outside officers is described in "(ii) Total amount of remuneration, etc. paid to the Directors and Statutory Auditors" above.

(4) Account auditors

(i) Name: KPMG AZSA & Co.

(ii) Amount of remuneration, etc.:

	Amount payable
• Total amount of remuneration, etc. payable to the account auditors for the fiscal year under review:	¥28,000 thousand
• Total amount of money and other proprietary benefits payable to the account auditors by the Company and its subsidiaries:	¥34,200 thousand

(iii) Content of non-auditing services:

In preparing quarterly financial statements and English financial statements, the Company requests KPMG AZSA & Co. to express opinions thereon.

(iv) Policy on the determination of dismissal and non-reappointment of the account auditors:

For any reason on the part of the Company or in the event that the account auditors violate or contravene with laws or ordinances or the Company considers that the account auditors offended public order or morals, the Board of Statutory Auditors of the Company shall accordingly deliberate on the dismissal or non-reappointment of the account auditors. In the event that it considers it adequate to dismiss or not to reappoint the account auditors, it shall request the Board of Directors to make the "dismissal or non-reappointment of the account auditors" a proposition to be submitted to its General Meeting of Shareholders and the Board of Directors shall deliberate thereon.

(5) Systems to secure the properness of business activities

(i) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation:

To have a sound corporate culture take root in the Company, the President shall preach the importance and spirit thereof repeatedly to make all officers and employees thoroughly understand compliance with law as the prerequisite for corporate activities. Simultaneously, the Representative Directors shall take measures at all times to improve the conditions of its audit and internal audit systems and strengthen the functions thereof to create an internal environment for proper audits.

(ii) Systems concerning storage and management of information on the execution by the Directors of their duties:

The Company shall appoint a person having group-wide general responsibility for the storage and management of information on the execution by the Directors and Officers from among such Directors and Officers to record information necessary to confirm the state of execution by the officers and employees of their duties in writing or in electronic media pursuant to the "Document Management Regulations" and the "Document Management and Operation Standard Rules" and stipulate regulations for storage of internal documents in accordance with such regulations and rules. The officers and account auditors shall have access to such documents at all times.

To create a sound internal environment, the Company shall institute an organ to generally supervise group-wide internal control and make its sections responsible for compliance improve regulations and manuals and conduct internal training. The internal audit sections shall, in cooperation with the sections responsible for compliance, audit the state of compliance within the Company. The internal audit sections shall conduct these activities with the Statutory Auditors and the results thereof shall be reported to the Representative Directors in writing.

(iii) Regulations concerning management of exposure to the risk of loss and other systems:

To recognize, evaluate and cope with any risk that may have a material effect on management for the whole Group in an adequate and timely manner, the Company shall place risks in the order according to the feasibility thereof and accordingly improve and operate its internal control systems to cope with risks in executing business.

To recognize, evaluate and cope with risks, the Company shall institute an evaluation system to define risks to cope with, establish procedures for risk management, improve the monitoring system therefor and periodically conduct assessment to confirm the effectiveness of such procedures and monitoring system. To build a company-wide governance system, the Company shall establish regulations, secure information channels within the Company and recognize risks and make remedial requests and evaluations through its internal audits.

The Company shall establish a scheme for prompt and adequate information distribution in the event of any risk that may have a material effect on management. In addition to a regular channel for operational reporting, the Company shall also establish other channels.

(iv) Systems to secure efficient execution by the Directors of their duties:

In its business execution line, the Company shall institute an appropriate system for control and monitoring. The Company shall improve its system to ensure appropriate and efficient execution by the Directors of their duties under which the duties and powers and decision-making are all governed by internal rules pursuant to the "Regulations of Assignment of Duties and Powers", "Collective Decision-Making Regulations", "Regulations of Meetings", etc.

(v) Systems to secure the execution by the employees of their duties to comply with laws or ordinances and the Articles of Incorporation:

To enhance the monitoring functions independent of the business execution line, the Company shall institute a system to build up a monitoring system with full independence and high ethical standards.

(vi) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof:

To assign a secretariat to assist the Statutory Auditors and the Board of Statutory Auditors, the Company shall discuss with the Statutory Auditors before they commence to conduct internal audits. The Company shall also ensure the opportunities for the Standing Statutory Auditors to attend important meetings concerning the whole Company and express opinions thereat. The Company has

ensured the opportunities for the Statutory Auditors to discuss with the account auditors or any third-party expert whenever they consider necessary and obtain advice in a timely and appropriate manner to conduct their auditing duties. Hence, the Company shall not assign employees on a permanent basis to assist the Statutory Auditors to execute their duties.

(vii) Matters concerning the independence of the employees set forth in (vi) above from the Directors:

Any employee who is given an order necessary for the audit duties or internal audits from the Statutory Auditors shall not be subjected to any direction or order from any Director or Officer related with the order.

(viii) System for reporting by the Directors and employees to the Statutory Auditors and other systems for reporting to the Statutory Auditors:

The Directors, Officers or employees shall promptly report to the Board of Statutory Auditors statutory matters, as well as all matters that will (or may) have material effects on the whole Group, the state of execution of internal audits, the state of development of compliance activities and the details thereof.

(ix) Other systems to ensure effective audits by the Statutory Auditors:

The Statutory Auditors shall periodically exchange opinions with the Representative Directors and the account auditors, respectively. The Company shall secure the opportunities for the Statutory Auditors to interview any Officer individually on the state of execution of his/her duties whenever and as long as necessary.

(x) Systems to secure the properness of business activities of the corporate group comprised of the Company, its parent company and its subsidiaries:

The Internal Audit Department shall conduct audits periodically and exchange information with the Compliance Committee whenever necessary to recognize problems with compliance and problems with regard to the efficiency in executing their duties.

(6) Policy on determination of the distribution of retained earnings, etc.

The Company gives priority to distributing profits to the shareholders as an important policy of management and has paid dividends while taking into consideration increasing internal reserves necessary to strengthen its financial base and expand business. In addition, the Company amended its Articles of Incorporation to provide for the distribution of retained earnings by resolution of the Board of Directors.

Under these circumstances, the Company considers it necessary to clearly present its policy on the distribution of retained earnings to the shareholders in the future. However, the Company now intends to distribute retained earnings in an expeditious and appropriate manner in accordance with the following policy.

With regard to dividends, to place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with consolidated operating results, while keeping internal reserves necessary for future business development and the strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share. With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby continuously increasing its enterprise value.

With regard to the purchase of its own shares on the stock market, the Company recognizes it as an effective means to distribute profits to the shareholders. Hence, the Company will use such means expeditiously by taking into consideration movements of its stock prices on the market, its financial status and other factors.

(7) Fundamental policy on corporate control

The Company recognizes that purchase defense measures and the protection of the interests of its shareholders from abusive purchasers are important issues for corporate management, and always collects information, and continuously deliberates, on recent business takeovers.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

(thousand yen)

ASSETS	
Current assets:	26,856,603
Cash and deposits	6,530,199
Trade notes and trade accounts receivable	17,653,931
Inventories	2,259,179
Deferred tax assets	246,484
Others	168,038
Allowance for doubtful receivables	(1,229)
Fixed assets:	8,472,794
Tangible fixed assets	220,391
Buildings	117,303
Others	103,087
Intangible fixed assets	177,705
Others	177,705
Investments and other assets	8,074,697
Investment securities	4,814,902
Long-term prepaid expenses	2,525,456
Long-term deposit	400,000
Others	339,271
Allowance for doubtful receivables	(4,933)
TOTAL ASSETS	35,329,398

(thousand yen)

LIABILITIES	
Current liabilities:	11,668,350
Trade accounts payable	4,020,461
Short-term loans payable	6,000,000
Accrued corporate income taxes	558,253
Allowance for bonuses	258,814
Others	830,821
Fixed liabilities:	2,224,135
Long-term loans payable	2,000,000
Deferred tax liabilities	165,573
Others	58,561
TOTAL LIABILITIES	13,892,485
NET ASSETS	
Shareholders' equity:	19,315,477
Capital	4,840,313
Additional paid-in capital	6,181,300
Retained earnings	9,012,581
Treasury stock	(718,718)
Revaluation and exchange differences, etc.	2,121,435
Revaluation difference of other securities	2,090,734
Foreign exchange translation adjustment	30,700
TOTAL NET ASSETS	21,436,912
TOTAL LIABILITIES AND NET ASSETS	35,329,398

CONSOLIDATED PROFIT AND LOSS STATEMENT

(April 1, 2007 to March 31, 2008)

(thousand yen)

Net sales	**50,671,795**
Cost of sales	**42,832,602**
Gross profit on sales	7,839,193
Selling, general and administrative expenses	4,394,288
Operating profit	**3,444,905**
Non-operating profit	**62,424**
Interest income	15,760
Dividend income	42,737
Miscellaneous income	3,926
Non-operating expenses	**202,553**
Interest paid	105,158
Commitment fees	52,386
Loss from investments in partnership	9,045
Exchange loss	33,595
Miscellaneous losses	2,367
Ordinary profit	**3,304,776**
Special income	**15,276**
Gain from sale of investment securities	15,276
Special loss	**183,316**
Loss from business liquidation	167,899
Others	15,417
Income before income taxes and others	**3,136,735**
Corporate income taxes, inhabitant taxes and enterprise taxes	540,367
Interperiod tax allocation adjustment	(15,836)
Profit for the year	**2,612,205**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.
(April 1, 2007 through March 31, 2008)

(thousand yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616
Changes during the year					
Distribution of surplus			(445,983)		(445,983)
Profit for the year			2,612,205		2,612,205
Acquisition of treasury stock				(500,524)	(500,524)
Disposition of treasury stock			(3,799)	17,962	14,163
Cancellation of treasury stock			(1,646,893)	1,646,893	—
Changes in items other than shareholders' equity during the year – net					
Total change during the year	—	—	515,529	1,164,331	1,679,860
Balance as of March 31, 2008	4,840,313	6,181,300	9,012,581	(718,718)	19,315,477

	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567
Changes during the year				
Distribution of surplus				(445,983)
Profit for the year				2,612,205
Acquisition of treasury stock				(500,524)
Disposition of treasury stock				14,163
Cancellation of treasury stock				—
Changes in items other than shareholders' equity during the year – net	201,675	(138,192)	63,483	63,483
Total change during the year	201,675	(138,192)	63,483	1,743,344
Balance as of March 31, 2008	2,090,734	30,700	2,121,435	21,436,912

1. Important Matters Forming the Basis of Preparation Of Consolidated Financial Statements

(1) Matters concerning the scope of consolidation:

(i) Consolidated subsidiaries:

- Number of consolidated subsidiaries: 2 companies
- Names of consolidated subsidiaries: Shun Yin Investment Ltd
  MegaChips (Hong Kong) Limited

  MegaChips System Solutions, Inc. and MegaChips LSI Solutions, Inc., which were consolidated subsidiaries for the previous fiscal year, are excluded from the scope of consolidation as those companies were merged by the Company as of April 1, 2007.

(ii) Non-consolidated subsidiaries: None

(2) Matters concerning the application of the equity method:

(i) Non-consolidated subsidiaries and affiliated companies to which the equity method is applied: None

(ii) Non-consolidated subsidiaries and affiliated companies to which the equity method is not applied:

- Name of the company: Mobile Television Inc.
- Reason for non-application of the equity method:

  Based on its profit or loss (based on the Company's equity interest) and retained earnings (based on the Company's equity interest), the company does not have a material impact on the consolidated financial statements and generally, is of no importance. Hence, it is excluded from the scope of application of the equity method.

(3) Matters concerning the fiscal years of consolidated subsidiaries:

The date of the closing of accounts of Shun Yin Investment Ltd. and MegaChips

Kong) Limited is December 31 of each year and their financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. However, significant transactions for the period from January 1, 2008 up to March 31, 2008, or the date of the closing of consolidated financial accounts, were adequately adjusted for the purpose of consolidation.

(4) Matters concerning accounting standards:

(i) Basis and methods for evaluation of major assets

(a) Securities:

Other securities:

• Securities with market value:	At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)
• Securities without market value:	At cost, determined by the moving average method. However, investments in partnership are evaluated by an identified cost method and an amount equivalent to the amount of equity in the property of the partnership is reported as "investment securities" included in investments, etc. The amount of investments in partnership is recorded as "investment securities" and an amount equivalent to the amount of equity in net gain/loss of the partnership is reported as "non-operating profit and loss" and the same amount is added to or deducted from "investment securities", as the case may be. The amount of dividends from the partnership is deducted from "investment securities".

(b) Inventories:

• Work in process:	At cost, determined by the identified cost method
• Others:	At cost, determined principally by the periodic average method

(ii) Method of depreciation of important depreciable assets:

(a) Tangible fixed assets:

- Those acquired on or after April 1, 2007: Principally by the declining balance method.
- Others: Principally by the declining balance method before revision.

  Buildings are depreciated over three to 18 years and others are depreciated over two to 15 years.

(b) Intangible fixed assets: Straight line method; provided however, that depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years principally) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on the possible sale period (3 years principally).

(c) Long-term prepaid expenses:

- Development expenses specifically defrayed for preparation for mass production:

  Straight line method based on the possible sale period (3 years)

- Others: Equal installment method

(iii) Basis for providing important reserves:

(a) Allowance for doubtful receivables: To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(b) Allowance for bonuses: An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(iv) Method of treatment of important lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

(v) Other important matters for preparation of consolidated financial statements:

Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

(5) Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries:

A method of complete evaluation by market prices is applicable.

(6) Amortization of goodwill and negative goodwill:

Goodwill and negative goodwill are amortized in equal amounts over five years.

(7) Changes in the accounting policies:

(Change in the method of depreciation of tangible fixed assets)

In accordance with the amendment to the Corporate Tax Law of Japan (the Law to Amend Part of the Income Tax Law (Law No. 6, March 30, 2007) and the Ordinance to Amend Part of the Order to Enforce the Corporate Tax Law (Ordinance No. 83, March 30, 2007)), the method of depreciation under the Corporate Tax Law so amended is applicable to the tangible fixed assets acquired on or after April 1, 2007, as from the fiscal year under review.

Consequently, operating profit, ordinary profit and income before income taxes and others decreased ¥9,268 thousand, respectively, in comparison with the previous accounting method.

(Change in the method of depreciation of trivial depreciable assets)

Trivial depreciable assets, which have been recorded under tangible fixed assets and depreciated in a lump sum by a three-year equal installment method, are wholly treated as expenses upon the acquisition thereof as from the fiscal year under review, in consideration of the recent use of those assets and for the purpose of more efficient

paperwork and a sounder financial base. The lump-sum depreciation of the trivial depreciable assets at the end of the previous fiscal year is recorded as a special loss.

Consequently, operating profit and ordinary profit increased ¥300 thousand, respectively and income before income taxes and others decreased ¥15,116 thousand, in comparison with the previous accounting method.

(8) Change in the method of presentation:

"Long-term prepaid expenses" (¥2,525,456 thousand), which were included in "others" under "investments and other assets" for the previous fiscal year, are recorded separately as from the fiscal year under review due to increased importance thereof.

(9) Additional information:

(Treatment of mass production preparation expenses)

The Company includes costs of preparation for mass production of products in long-term prepaid expenses to match them to revenues from sales of mass produced products and make proper periodic accounting of profit and loss, and depreciate such expenses equally over three years after mass production is commenced upon completion of development. With regard to such costs of preparation for mass production of products, though, portions of mass production preparation expenses related with development on consignment used to be included in inventories and treated as cost of sales when the Company booked the sales of development on consignment. Recently, however, as a result of increased orders received for development on consignment and the expansion of scale thereof, the situations of generation of costs have changed and the previous treatment thereof could materially distort periodic accounting of profit and loss. Hence, as from the fiscal year under review during which mass production was expected to start with regard to a lot of orders received for development on consignment, the Company determined to make more proper periodic accounting of profit and loss by including all costs of preparation for mass production of products in long-term prepaid expenses.

Consequently, in comparison with the previous accounting method, inventories decreased ¥954,126 thousand and long-term prepaid expenses increased ¥1,556,827 thousand. Additionally, cost of sales decreased ¥602,701 thousand and operating profit, ordinary profit and income before income taxes and others increased ¥602,701 thousand, respectively.

2. Notes to Consolidated Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥288,964 thousand

(2) The Company and its consolidated subsidiary (MegaChips (Hong Kong) Limited) have entered into global credit facility (commitment line) agreements with their four banks to efficiently raise working capital. The borrowings yet to be executed under

the agreements as of the end of the fiscal year under review are as follows:

Aggregate lending commitment:	¥25,000,000 thousand
Borrowings outstanding:	¥6,000,000 thousand
Balance:	¥19,000,000 thousand

3. Notes to Consolidated Statement of Shareholders' Equity, etc.

(1) Class and the total number of issued shares:

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	25,939,217 shares	-	1,034,700 shares	24,904,517 shares

(Note) The decrease of 1,034,700 shares in the number of issued shares of common stock resulted from the cancellation of the shares of treasury stock.

(2) Class and the number of shares of treasury stock:

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	1,162,360 shares	334,992 shares	1,045,800 shares	451,552 shares

(Notes) 1. The number of shares of treasury stock increased as a result of the acquisition by the Company of 334,700 shares of its own by a resolution of its Board of Directors and 292 less-than-one-unit shares.

2. The number of shares of treasury stock decreased as a result of the cancellation of 1,034,700 shares of treasury stock and the delivery of 11,100 shares upon the exercise of the stock acquisition rights.

(3) Matters concerning the distribution of retained earnings:

(i) Amount of payment for dividends, etc.:

Matters concerning the dividends by resolution of the Board of Directors held on May 14, 2007:

• Aggregate amount of dividends	¥445,983 thousand
• Amount of dividend per share	¥18
• Record date	March 31, 2007
• Effective date	June 4, 2007

(ii) Dividends the record date for which falls during the fiscal year under review but the effective date for which falls during the next fiscal year:

Matters concerning the dividends by resolution at the meeting of the Board of Directors held on May 9, 2008:

- Aggregate amount of dividends — ¥782,494 thousand
- Source of dividends — Retained earnings
- Amount of dividend per share — ¥32
- Record date — March 31, 2008
- Effective date — June 4, 2008

(4) Matters concerning the stock acquisition rights as of March 31, 2008:

	Resolved at the Ordinary General Meeting of Shareholders held on June 27, 2002	Resolved at the Ordinary General Meeting of Shareholders held on June 25, 2004	Resolved at the Ordinary General Meeting of Shareholders held on June 24, 2005
Class of shares to be issued or transferred upon exercise	Shares of common stock	Shares of common stock	Shares of common stock
Number of shares to be issued or transferred upon exercise	5,146 shares	257,400 shares	58,200 shares
Unexercised stock acquisition rights	31 rights	2,574 rights	582 rights

4. Notes on Information per Share

(1) Net assets per share: ¥876.66

(2) Profit for the year per share: ¥105.60

5. Other Notes

Figures of the above amounts are stated by discarding fractions of one thousand yen.

BALANCE SHEET
(As of March 31, 2008)

(thousand yen)

ASSETS

Current assets:	**26,502,015**
Cash and deposits	6,225,801
Trade notes receivable	12,093
Trade accounts receivable	17,595,142
Merchandise and finished products	1,427,215
Materials and supplies	496,442
Goods in process	335,168
Stores	353
Prepaid expenses	60,098
Deferred tax assets	246,484
Accounts receivable – other	10,115
Other	94,330
Allowance for doubtful receivables	(1,229)
Fixed assets:	**7,002,964**
Tangible fixed assets	216,634
Buildings	116,754
Tools, furniture and fixtures	99,879
Intangible fixed assets	177,705
Telephone rights	2,775
Software	174,929
Investments and other assets	6,608,625
Investment securities	1,109,136
Investment in stocks of related companies	2,245,860
Long-term prepaid expenses	2,525,456
Long-term deposits	400,000
Guarantees	301,015
Other investments, etc.	32,090
Allowance for doubtful receivables	(4,933)
TOTAL ASSETS	**33,504,980**

(thousand yen)

LIABILITIES

Current liabilities:	**11,663,684**
Trade accounts payable	4,091,902
Short-term loans payable	6,000,000
Accounts payable – others	508,195
Accrued corporate income taxes	555,923
Accrued consumption taxes	45,085
Accrued expenses payable	138,304
Advances received	45,687
Deposits received	15,422
Allowance for bonuses	258,814
Other current liabilities	4,349
Fixed liabilities:	**2,213,103**
Long-term loans payable	2,000,000
Deferred tax liabilities	154,541
Other fixed liabilities	58,561
TOTAL LIABILITIES	**13,876,788**

NET ASSETS

Shareholders' equity:	**19,157,760**
Capital	4,840,313
Additional paid-in capital	6,181,300
Capital reserve	6,181,300
Retained earnings	8,854,864
Earned surplus reserve	97,042
Others retained surplus	8,757,822
Voluntary reserve	3,830,500
Retained earnings brought forward from the previous year	4,927,322
Treasury stock	(718,718)
Revaluation and exchange differences, etc.:	**470,431**
Revaluation difference of other securities	470,431
TOTAL NET ASSETS	**19,628,192**
TOTAL LIABILITIES AND NET ASSETS	**33,504,980**

PROFIT AND LOSS STATEMENT

(April 1, 2007 to March 31, 2008)

(thousand yen)

Net sales	50,658,974
Cost of sales	42,824,113
Gross profit on sales	7,834,861
Selling, general and administrative expenses	4,266,948
Operating profit	3,567,912
Non-operating profit	15,204
Interest income and dividend income	7,649
Miscellaneous income	7,554
Non-operating expenses	215,545
Interest paid	105,158
Commitment fees	52,386
Loss from investments in partnership	9,045
Exchange loss	41,983
Miscellaneous losses	6,972
Ordinary profit	3,367,570
Special income	1,348,769
Gain from sale of investment securities	15,276
Gain from extinction of the shares of merged companies	1,333,493
Special loss	476,654
Loss from revaluation of capital stock of affiliated companies	291,434
Loss from business liquidation	167,899
Others	17,320
Income before income taxes and others	4,239,686
Corporate income taxes, inhabitant taxes and enterprise taxes	537,139
Interperiod tax allocation adjustment	(16,546)
Profit for the year	3,719,094

STATEMENT OF SHAREHOLDERS' EQUITY, ETC.
(April 1, 2007 through March 31, 2008)

(thousand yen)

	Shareholders' equity								
		Additional paid-in capital		Retained earnings					
					Other retained surplus				
	Capital	Capital reserve	Total additional paid-in capital	Earned surplus reserve	Voluntary reserve	Retained earnings brought forward from the previous year	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,840,313	6,181,300	6,181,300	97,042	3,830,500	3,304,904	7,232,446	(1,883,049)	16,371,010
Changes during the year									
Distribution of surplus						(445,983)	(445,983)		(445,983)
Profit for the year						3,719,094	3,719,094		3,719,094
Acquisition of treasury stock								(500,524)	(500,524)
Disposition of treasury stock						(3,799)	(3,799)	17,962	14,163
Cancellation of treasury stock						(1,646,893)	(1,646,893)	1,646,893	–
Changes in items other than shareholders' equity during the year – net									
Total changes during the year	–	–	–	–	–	1,622,418	1,622,418	1,164,331	2,786,750
Balance as of March 31, 2008	4,840,313	6,181,300	6,181,300	97,042	3,830,500	4,927,322	8,854,864	(718,718)	19,157,760

	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences	
Balance as of March 31, 2007	245	245	16,371,256
Changes during the year			
Distribution of surplus			(445,983)
Profit for the year			3,719,094
Acquisition of treasury stock			(500,524)
Disposition of treasury stock			14,163
Cancellation of treasury stock			–
Changes in items other than shareholders' equity during the year – net	470,185	470,185	470,185
Total changes during the year	470,185	470,185	3,256,935
Balance as of March 31, 2008	470,431	470,431	19,628,192

NOTES TO FINANCIAL STATEMENTS:

1. Matters Concerning Significant Accounting Policies

(1) Basis and methods for evaluation of securities:

(i) Investment in stocks of related companies:

At cost, determined by the moving average method

(ii) Other securities:

- Securities with market value: At market value, determined by market prices, etc. as of the close of the fiscal year (Revaluation differences are all transferred directly to net assets. Selling costs are determined by the moving average method.)

- Securities without market value: At cost, determined by the moving average method.
  However, investments in partnership are evaluated by an identified cost method and an amount equivalent to the amount of equity in the property of the partnership is reported as "investment securities" included in investments, etc. The amount of investments in partnership is recorded as "investment securities" and an amount equivalent to the amount of equity in net gain/loss of the partnership is reported as "non-operating profit and loss" and the same amount is added to or deducted from "investment securities", as the case may be. The amount of dividends from the partnership is deducted from "investment securities".

(2) Basis and methods for evaluation of inventories:

i)	Merchandise:	At cost, determined by the periodic average method
ii)	Finished products, materials and supplies:	At cost, determined by the periodic average method
iii)	Goods in process:	At cost, determined by the identified cost method
iv)	Stores:	At cost, determined by the last cost method.

(3) Method of depreciation of fixed assets:

(i) Tangible fixed assets:

• Those acquired on or after April 1, 2007:	Principally by the declining balance method.
• Others:	Principally by the declining balance method before revision. Buildings are depreciated over three to 18 years and others are depreciated over two to 15 years.

(ii) Intangible fixed assets: Straight line method; provided however, that depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years principally) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on the possible sale period (3 years principally).

(iii) Long-term prepaid expenses:

- Development expenses specifically defrayed for preparation for mass production: Straight line method based on the possible sale period (3 years)
- Others: Equal installment method

(4) Basis for providing reserves:

(i) Allowance for doubtful receivables: To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(ii) Allowance for bonuses: An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(5) Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

(6) Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

(7) Changes in the accounting policies:

(Change in the method of depreciation of tangible fixed assets)

In accordance with the amendment to the Corporate Tax Law of Japan (the Law to Amend Part of the Income Tax Law (Law No. 6, March 30, 2007) and the Ordinance to Amend Part of the Order to Enforce the Corporate Tax Law (Ordinance No. 83, March 30, 2007)), the method of depreciation under the Corporate Tax Law so amended is applicable to the tangible fixed assets acquired on or after April 1, 2007, as from the fiscal year under review.

Consequently, operating profit, ordinary profit and income before income taxes and others decreased ¥9,268 thousand, respectively, in comparison with the previous accounting method.

(Change in the method of depreciation of trivial depreciable assets)

Trivial depreciable assets, which have been recorded under tangible fixed assets and depreciated in a lump sum by a three-year equal installment method, are wholly treated as expenses upon the acquisition thereof as from the fiscal year under review, in consideration of the recent use of those assets and for the purpose of more efficient paperwork and a sounder financial base. The lump-sum depreciation of the trivial depreciable assets at the end of the previous fiscal year is recorded as a special loss.

Consequently, operating profit and ordinary profit increased ¥300 thousand, respectively and income before income taxes and others decreased ¥15,116 thousand, in comparison with the previous accounting method.

2. Notes to Balance Sheet

(1) Receivables from, and payables to, related companies are as follows:

Receivables from related companies:	¥55,313 thousand
Payables to related companies:	¥1,773 thousand

(2) Accumulated depreciation of tangible fixed assets: ¥285,347 thousand

(3) The Company has entered into global credit facility (commitment line) agreements with its four banks to efficiently raise working capital. The borrowings yet to be executed under the agreements as of the end of the fiscal year under review are as follows:

Aggregate lending commitment:	¥24,500,000 thousand
Borrowings outstanding:	¥6,000,000 thousand
Balance:	¥18,500,000 thousand

3. Notes to Statement of Income

(1) Volume of transactions with related companies:

(i) Net sales: ¥192,514 thousand

(ii) Transactions other than business transactions: ¥20,265 thousand

(2) The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007. For or before the previous fiscal year, profits, which derived principally from revenues from the acceptance of operations, were included in operating profit and selling, general and administrative expenses were included in operating expenses. However, for the fiscal year under review and thereafter, as profits derived and will derive principally from sales of products in the LSI business and systems business as a result of the merger, such sales are included in net sales and costs are included in cost of sales and selling, general and administrative expenses. Revenues from the acceptance of operations, which used to be included in operating profit, are now included in non-operating profit; and costs of the acceptance of operations, which used to be included in operating expenses, are now included in non-operating expenses.

4. Notes to Statement of Shareholders' Equity, Etc.

(1) Class and the number of shares of treasury stock:

Class	Number of shares as of March 31, 2007	Increase in the number of shares during the year	Decrease in the number of shares during the year	Number of shares as of March 31, 2008
Shares of common stock	1,162,360 shares	334,992 shares	1,045,800 shares	451,552 shares

(Notes) 1. The number of shares of treasury stock increased as a result of the acquisition by the Company of 334,700 shares of its own by a resolution of its Board of Directors and 292 less-than-one-unit shares.

2. The number of shares of treasury stock decreased as a result of the cancellation of 1,034,700 shares of treasury stock and the delivery of 11,100 shares upon the exercise of the stock acquisition rights.

5. Notes to Tax Effect Accounting

(1) Principal components of deferred tax assets and deferred tax liabilities:

	(thousand yen)
Deferred tax assets	
Non-admitted allowance for bonuses	105,182
Non-admitted accrued enterprise tax	47,351
Non-admitted loss on revaluation of inventories	68,649
Over-depreciation of software	120,932
Non-admitted allowance for officers' retirement gratuities	16,496
Non-admitted valuation loss of investment securities	9,785
Non-admitted valuation loss of investment in stocks of related companies	131,651
Others	40,036
Subtotal deferred tax assets	540,086
Valuation allowance	(126,068)
Total deferred tax assets	414,017
Deferred tax liabilities	
Valuation differences of securities	(322,074)
Total deferred tax liabilities	(322,074)
Net deferred tax assets	91,942

(2) Breakdown of major items causing the difference between the statutory effective tax rate and the burden rate of corporate taxes, etc. after the application of tax effect accounting:

Statutory effective tax rate	40.6%
(Adjustment)	
Entertainment expenditure, etc. permanently excluded from expenses	1.7%
Per capita inhabitant taxes	0.1%
Valuation loss of investment in stocks of related companies	2.8%
Loss carried forward	(20.1%)
Profit from merger	(12.8%)
Others	(0.0%)
Burden rate of corporate taxes, etc. after the application of tax effect accounting	12.3%

6. Notes to Fixed Assets Used by Lease

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year:

(thousand yen)

	Amount equivalent to the acquisition prices	Amount equivalent to accumulated depreciation	Amount equivalent to balance at the end of the year
Tools, furniture and fixtures	6,795	6,795	-
Total	6,795	6,795	-

(2) Amount equivalent to the balance of unearned rent at the end of the year:

Lease within one year:	¥- thousand
Lease exceeding one year:	¥- thousand
Total:	¥- thousand

(3) Other important matters concerning the leased property:

(i) Rent paid, reversal of account for impairment loss on leased fixed assets, amount equivalent to depreciation costs, amount equivalent to interest paid and impairment loss on fixed assets:

Rent paid:	¥76 thousand
Amount equivalent to depreciation costs:	¥71 thousand
Amount equivalent to interest paid:	¥0 thousand

(ii) Method of calculation of the amount equivalent to depreciation costs:

By the straight-line method on the assumption that the lease term is the useful life and that the residue value is nil.

(iii) Method of calculation of the amount equivalent to interest paid:

The difference between the total rents paid for the year and the amounts equivalent to the acquisition prices of leased property shall be deemed to be the amount equivalent to interest and the distribution thereof to each fiscal year shall be made by the interest method.

(iv) Impairment loss on fixed assets:

No impairment loss on fixed assets was allocated to leased assets.

7. Note to Related-Party Transactions

(1) Officers and major individual shareholders:

Category	Name	Capital stock or equity participation	Content of business or occupation	Ratio of voting rights held by the Company (by the related party)	Relationship		Transaction	Amount of transaction (thousand yen)	Item	Year-end balance (thousand yen)
					Number of interlocking officers	Business relationship				
Officer	Nozomu Ohara	-	Statutory Auditor of the Company	(By the related party) Direct: 0.1%	-	Legal counsel	Advisory agreement, etc.	20,750	-	-

(Notes) 1. The above amounts do not include consumption taxes.
2. Terms of transactions and the policy on determination thereof:
The advisory agreement, etc. is determined upon mutual consultation, based on the services.

(2) Subsidiaries, etc.

Category	Name	Capital stock or equity participation (thousand yen)	Content of business or occupation	Ratio of voting rights held by the Company (by the related party)	Relationship		Transaction	Amount of transaction (thousand yen)	Item	Year-end balance (thousand yen)
					Number of interlocking officers	Business relationship				
Subsidiary	MegaChips (Hong Kong) Limited	H$24,900 thousand	LSI business	(By the Company) Direct: 100%	2	Purchase of products of the Company	Sales of products	192,514	Trade accounts receivable	53,542
							Acceptance of operations	4,540	Accounts receivable-others	911
							Entrustment of operations	15,724	Accounts payable - others	1,773

(Notes) 1. The above amounts do not include consumption taxes.
2. Terms of transactions and the policy on determination thereof:
The terms of transactions are determined upon mutual consultation, based on the services.

8. Notes on Information Per Share

(1)	Net assets per share:	¥802.69
(2)	Profit for the year per share:	¥150.35

9. Notes on Business Combinations

Transactions under common control

(1) Names and principal businesses of the parties to the business combination, legal form of the business combination, the name of the company after the business combination and the summary of the transaction, including the purpose thereof:

(i) Names and principal businesses of the parties to the business combination:

a. Names of the parties to the business combination:

The Company merged its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007.

b. Principal businesses of the parties to the business combination:

MegaChips LSI Solutions Inc. engaged in LSI business and MegaChips System Solutions Inc. engaged in system business.

(ii) Legal form of the business combination:

The Company, as a surviving company, merged MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc., both of which were to be dissolved.

(iii) Name of the company after the business combination:

MegaChips Corporation

(iv) Summary of the transaction, including the purpose thereof:

a. Purpose of the merger:

On April 1, 2004, the MegaChips Group shifted to the system of holding company through corporate separation, with the aim of creating a business environment under which each division of business could maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

Under the system of holding company, the group companies had sought to promote the selection and concentration and enhance efficiencies in their respective operations. As a result, the Group successfully established a basis for medium- and long-range growth and achieved its initial objective.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

b. Ratio of merger, capital to be increased, etc.:

MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. were 100% subsidiaries of the Company, respectively. Hence, upon the merger, no new shares were issued, no capital was increased or no payment upon merger was made.

c. Amounts of assets and liabilities acquired and assumed:

The amounts of assets and liabilities acquired and assumed from MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. were ¥22,633,138 thousand and ¥16,903,933 thousand, respectively.

(2) Outline of the accounting treatment adopted:

In accordance with the "Accounting Standard for Business Combinations" (Business Accounting Council, October 31, 2003) and the "Implementation Guidance on the Accounting Standard for Business Combination and the Accounting Standard for Business Divestitures" (ASBJ Accounting Standard Implementation Guidance No. 10, December 27, 2005), the merger was accounted for as a transaction made under common control.

10. Other Notes

Figures of the above amounts are stated by discarding fractions of one thousand yen.

Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT

May 7, 2008

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Masaaki Doi (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 444, paragraph 4 of the Corporation Law of Japan, this firm has audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of MegaChips Corporation (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with the auditing standards generally accepted in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

This firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

INDEPENDENT AUDITOR'S REPORT

May 7, 2008

To: The Board of Directors
MegaChips Corporation

KPMG AZSA & Co.

By Akira Yonezawa (seal)
Specified and Executive Partner
Certified Public Accountant

By Masaaki Doi (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 436, paragraph 2, item 1 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements for the 18th fiscal year of MegaChips Corporation (the "Company") covering the period from April 1, 2007 to March 31, 2008. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with the auditing standards generally accepted in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

This firm is of the opinion that the above financial statements and their accompanying detailed statements fairly present the state of the property and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

There is no such relation of interests between the Company and this audit corporation or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, based upon the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 18th fiscal year from April 1, 2007 to March 31, 2008, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy, assignment of duties among them, etc., received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by the Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties among them, etc., maintained constant communication with the Directors, the internal audit sections and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, etc. thereof and required the subsidiaries to render reports on their business operations whenever necessary. In accordance with such methods, we investigated the business report and its accompanying detailed statements for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard

for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods, we investigated the financial statements (the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements), for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of their duties concerning such internal control systems contains nothing to be pointed out; and

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, KPMG AZSA & Co., are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the account auditors, KPMG AZSA & Co., are proper.

May 8, 2008

Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
Standing Statutory Auditor

Hisakazu Nakanishi (seal)
Outside Statutory Auditor

Nozomu Ohara (seal)
Outside Statutory Auditor

Keiichi Kitano (seal)
Outside Statutory Auditor

- END -

Reference Document for the General Meeting of Shareholders

Propositions and explanatory information:

Proposition No. 1: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

As provided for in Article 50, paragraph 4 of the Articles of Incorporation, the Company may, at any time by resolution of its Board of Directors, fix a record date upon prior public notice. Hence, it is hereby proposed that the provision of Article 50, paragraph 3 for such record dates be deleted.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Distribution of Surplus, etc.)	(Distribution of Surplus, etc.)
Article 50. (Descriptions omitted)	Article 50. (Same as existing)
2. (Descriptions omitted)	2. (Same as existing)
<u>3.</u> <u>The Company may pay dividends to the shareholders or registered pledges on shares appearing or recorded in the final register of shareholders as of June 30, September 30 and December 31 of each year.</u>	(To be deleted)
<u>4.</u> In addition to the foregoing <u>two</u> paragraph<u>s</u>, the Company may make distribution of surplus by fixing a record date by resolution of the Board of Directors.	<u>3.</u> In addition to the foregoing paragraph, the Company may make distribution of surplus by fixing a record date by resolution of the Board of Directors.
<u>5.</u> (Descriptions omitted)	<u>4.</u> (Same as existing)

Proposition No. 2: Election of seven Directors

The term of office of Directors Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa, Hiroyuki Mizuno, Masayuki Fujii and Keizo Higuchi, 7 in all, will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that seven Directors be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	Director of MegaChips (Hong Kong) Limited President and Representative Director and General Manager of Administrative Headquarters of the Company	1,708,000 shares
2.	Yukihiro Ukai	Executive Vice President and Representative Director (COO) of the Company	96,000 shares
3.	Yoshimasa Hayashi	Director of the Company Director of the MegaChips (Hong Kong) Limited Officer and General Manager of Customer Specific Business Headquarters of the Company	568,000 shares
4.	Hiroyuki Mizuno	Vice Chairman of Osaka Electro-Communication University Director of KONAMI CORPORATION Director of the Company Director of Innovation Engine Inc. Director of 45 Corp. President of Hiroshima Prefectural Institute of Industrial Science and Technology	1,000 shares
5.	Masayuki Fujii	Director of the Company Officer and General Manager of Finance & Accounting Office of the Company	- share
6.	Keizo Higuchi	Director of the Company Officer and General Manager of Specific Use Business Headquarters of the Company	- share

No.	Name	Current title	Numbers of shares of the Company held by candidate
7.	Tadashi Sumi	Officer, General Manager of Production Headquarters and General Manager of Quality Control Division of the Company	- share

Proposition No. 3: Election of one Statutory Auditor

The term of office of Statutory Auditor Mr. Hisakazu Nakanishi will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that one Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as follows:

Name	Current title	Numbers of shares of the Company held by candidate
Hisakazu Nakanishi	Statutory Auditor of the Company President and Representative Director of Yawata Kosan Kabushiki Kaisya	105,328 share

- END -

(Translation)

June 25, 2008

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 18th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Yukihiro Ukai
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 18th fiscal year (from April 1, 2007 to March 31, 2008)

   The Company reported the contents of the above-mentioned business report and consolidated financial statements and the results of audit thereof.

2. Report on the financial statements for the 18th fiscal year (from April 1, 2007 to March 31, 2008)

The Company reported the contents of the above-mentioned financial statements.

Matters resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 2: Election of seven Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Hiroyuki Mizuno, Masayuki Fujii and Keizo Higuchi, six in all, were reelected as Directors and Mr. Tadashi Sumi was newly elected as Director, and assumed office, respectively.

Mr. Hiroyuki Mizuno is an outside Director.

Proposition No. 3: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Hisakazu Nakanishi was reelected as Statutory Auditor and assumed office.

Mr. Hisakazu Nakanishi is an outside Statutory Auditor.

- E N D -

- - - - - - -

By a resolution adopted at the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titles were elected and assumed office, respectively:

President and Representative Director: Yukihiro Ukai

Executive Vice President and Representative Director (COO): Shigeki Matsuoka

Additionally, after the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor by resolution of the Board of Statutory Auditors and assumed office.

- E N D -

END